Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

February 24, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 24, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Incannex Healthcare Limited (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

American Depositary Shares,
each representing 25 ordinary shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850